PURPLE INNOVATION, INC.

May 31, 2024

VIA EDGAR

United States

Securities and Exchange Commission

Division of Corporate Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:       Purple Innovation, Inc.—Registration Statement on Form S-3 (File No. 333-278143)

Ladies and Gentlemen:

In accordance with Rule 461 under the Securities Act of 1933, as amended, we hereby request acceleration of the effective date of the Registration Statement on Form S-3 (File No. 333-278143) (as amended, the “Registration Statement”) of Purple Innovation, Inc. (the “Company”). We respectfully request that the Registration Statement be declared effective as of 5:00 p.m., Eastern Time, on June 4, 2024, or as soon as practicable thereafter. Once the Registration Statement has been declared effective, please orally confirm that event with our counsel, Dorsey & Whitney LLP, by calling Nolan Taylor at (801) 933-7366.

Very truly yours,

PURPLE INNOVATION, INC.

/s/ Tricia McDermott

Name: Tricia McDermott

Title: Chief Legal Officer